GRANT THORNTON
Grant Thornton LLP
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            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors of
Kenilworth Fund, Inc.

We have examined management's assertion about the Kenilworth
Fund, Inc.'s (the "Fund") in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 16, 2002, and during the period December 31, 2001, (the date of the last report on Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through
October 16, 2002, included in the accompanying Management
Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 16, 2002, with respect to securities of the Kenilworth Fund, Inc. and similar investment purchases and sales:

   - Count and inspection of all securities located in the vault of the National Safe Deposit Company,
Banc One Plaza, Chicago, Illinois  60603;

   - Confirmation of all securities purchased but not received with brokers.

   - Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
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In our opinion, management's assertion that the Kenilworth Fund,
Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 16, 2002, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Kenilworth Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ Grant Thornton LLP
Chicago, Illinois
October 16, 2002

Copy to: Securities and Exchange Commission



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549                  OMB APPROVAL
                                         OMB Number:  3235-0360
FORM N-17f-2                             Expires July 31, 1994
                                         Estimated average burden
                                         hours per response..0.05

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:  811-7620

   Date examination completed:         October 16, 2002

2. State identification Number:
   CA: 5/6/97     FL: 048290     IL:9325975     TX: C5286000000

3. Exact name of investment company as specified in registration statement:

   KENILWORTH FUND, INC.

4. Address of principal executive office (number, street, city, state, zip code):

   Banc One Plaza, Suite 2594, Chicago, IL  60603

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (8-95)
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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Kenilworth Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 16, 2002 and from December 31, 2001 through October 16, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 16, 2002 and from December 31, 2001 through October 16, 2002, with respect to securities reflected in the investment account of the Company.

Kenilworth Fund, Inc.



Savitri P. Pai
General Counsel
Kenilworth Fund, Inc.